March 2, 2009

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 2054

Mail Stop 4561

Re:	JMP Group Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
Definitive Proxy Statement on Schedule 14A
File No. 001-33448

Dear Mr. Woody:

JMP Group Inc. (the “Company”) is submitting this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated February 26, 2009. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have repeated in this response letter for convenience.

Form 10-K for the year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Predecessor and Successor

1. We have considered your response to our prior comment 1. As combined information is not permitted under GAAP, we continue to believe that all the combined balances in your MD&A represent non-GAAP measures that are subject to Item 10(e) of regulation S-K. Please revise your MD&A to include all of the disclosures required by Item 10(e) of regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

JMP Group Inc.
600 Montgomery Street	tel 415.835.8900
Suite 1100	fax 415.835.8910
San Francisco, CA 94111	www.jmpg.com

Response:

In response to the Staff’s comment, we will revise our MD&A to include the disclosures required by Item 10(e) of Regulation S-K and question 8 f the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In particular, we propose to add the following disclosures in our next Form 10-K:

Corporate Reorganization

Prior to May 16, 2007, the Company had conducted its business through a multi-member Delaware limited liability company, JMP Group LLC, or the Predecessor, pursuant to its Third Amended and Restated Limited Liability Company Operating Agreement dated as of August 18, 2004, as amended, or the Operating Agreement. One of JMP Group LLC’s members, JMP Holdings Inc., was established in August 2004 to enable investors to invest through a corporate entity in the membership interests of JMP Group LLC. Shares of common stock of JMP Holdings were issued in a private offering in August 2004. JMP Holdings’ only significant asset until May 16, 2007 was its investment in JMP Group LLC, comprised of the member interests of JMP Group LLC purchased with the net proceeds received from issuance of JMP Holdings’ common stock.

In connection with its initial public offering, JMP Holdings changed its name to JMP Group Inc., and effective May 16, 2007, members of JMP Group LLC exchanged the outstanding membership interests of JMP Group LLC for shares of common stock of JMP Group Inc. As a result of the exchange, JMP Group LLC became JMP Group Inc.’s wholly-owned subsidiary and JMP Group Inc., or the Successor, completed its initial public offering on May 16, 2007. This corporate reorganization (“Reorganization”) is described in greater detail in the Registration Statement on Form S-1 (File No. 333-140689) filed with the Securities and Exchange Commission in connection with the initial public offering.

Predecessor and Successor

In accordance with GAAP, our financial statements present our historical financial results for the Predecessor from January 1, 2007 to May 15, 2007 and for the Successor from May 16, 2007 to December 31, 2007 to reflect the periods before and after the Reorganization on May 16, 2007. Despite the separate presentation of the Predecessor and the Successor, there were no material changes to the actual operations or customer relationships of our business as a result of the exchange of the membership interests of the Predecessor for shares of common stock of the Successor and the initial public offering of the Successor.

To enhance the analysis of our operating results and cash flows for the annual periods presented, in our MD&A we have presented, discussed and analyzed the operating results and cash flows of the Predecessor and Successor on a combined basis for the year ended December 31, 2007. The combined presentation consists of the mathematical addition of the pre-reorganization results of operations and statements of cash flow of the Predecessor for the period from January 1, 2007 to May 15, 2007 plus the results of operations and statements of cash flow of the Successor for the period from May 16, 2007 to December 31, 2007. There are no other adjustments made in the combined presentation. A reconciliation showing the mathematical combination of our operating results for such periods is included below under the headings “Historical Results of Operations” and “Liquidity and Capital Resources.”

Because GAAP does not permit a combined presentation of the Predecessor and Successor in our audited financial statements, the combined presentation for the year ended December 31, 2007 included in our MD&A may represent non-GAAP financial measures for each combined line item under the headings “Historical Results of Operations” and “Liquidity and Capital Resources.” Management believes that the combined presentation of each line item provides additional information investors can use to conduct a meaningful comparison of operating results and cash flows between periods. When evaluating our results of operations and financial performance, our management views the year ended December 31, 2007 as a single measurement period, rather than the two separate periods that are required to be reported under GAAP, because the core operations of the company have not changed as a result of the Reorganization. Despite the change in corporate form that resulted from the Reorganization, we have maintained continuity in the operations of the Predecessor. Management believes that a discussion and analysis of the combine presentation in our MD&A would provide investors with useful information upon which to assess our operating performance because the results of operations for a twelve-month period corresponds to how we reported our results in the past and how we will report our results in the future. Management does not believe that there are any material limitations in presenting the combined period because the bifurcated presentation is required solely because of the change in corporate form that occurred in our Reorganization, and it does not reflect a change in our core operations.

Definitive Proxy Statement on Schedule 14A

2. Your response to prior comment 6 states that you evaluate and take into consideration quantitative performance measures for each business unit and the company as a whole in determining amounts of bonus compensation. Even though you do not establish target amounts, your CD&A should clearly identify each of the quantitative measures considered and explain how those measures affected actual awards. For example, it is not clear how “revenues” factored into the bonus determinations. The CD&A should explain how you evaluated revenues and how that evaluation affected the amount awarded to each individual NEO. Please confirm that you will provide this disclosure in future filings and tell us how you plan to comply.

Response:

The Company confirms that it will provide disclosure of each of the quantitative performance measures considered and it will explain how those measures affected actual awards. The Company advises the Staff that the bonus determination for each NEO is a combination of the bonus amounts for (i) revenue-generating activity and (ii) senior management activity. The bonus amount for revenue-generating activity is derived by first determining a potential bonus amount for each NEO by applying percentages or other quantitative metrics to the revenues determined to be attributable to the specific NEO activity or the specific business units of which each NEO is a part. The particular business unit revenues for each NEO are as follows:

NEO	Business Unit Revenues
Joseph A. Jolson	Asset management fee revenues attributable to the funds Mr. Jolson manages.
Craig R. Johnson	Asset management fee revenues attributable to the fund Mr. Johnson co-manages as well as allocated revenues for fund raising activities for the Asset Management business unit.
Thomas B. Kilian	Investment banking revenues attributable to the financial institutions group.
Mark L. Lehman	Commission revenues attributable to the Sales and Trading business unit, as well as those attributable to certain accounts for which Mr. Lehman has responsibility.
Carter D. Mack	Investment banking revenues attributable to the Investment Banking business unit.

Once the potential bonus amount for business activity is determined, the compensation committee uses its discretion to determine an actual bonus amount for business activity as well as bonus amount for senior management activity. When making this determination of the final bonus amount, the compensation committee considers factors such as the overall performance of the company; overall performance of individual business units; information about peer company compensation; accomplishment of strategic goals and amount payable to non-NEO employees in such divisions.

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If you should have any additional questions please contact me directly at 415-835-8905.

Very truly yours,

/s/: Thomas B. Kilian
Thomas B. Kilian
Chief Financial Officer

cc:	Andrew D. Thorpe, Esq., Morrison & Foerster LLP